EXHIBIT 99.1

Equinor ASA: Announcement of dividend per share in NOK for first quarter 2022

Equinor (OSE: EQNR, NYSE: EQNR) announced on 4 May 2022 an ordinary dividend per share of USD 0.20 and an extraordinary dividend per share of USD 0.20 for first quarter 2022. The NOK dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 12 August 2022, in total seven business days.

Average Norges Bank fixing rate for this period was 9.6405. Total cash dividend for first quarter 2022 of USD 0.40 per share is consequently NOK 3.8562

On 26 August 2022, dividend will be paid to shareholders on Oslo Børs (Oslo Stock Exchange) and to holders of American Depositary Receipts ("ADRs") on New York Stock Exchange.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.